

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 5, 2006

Via U.S. Mail and Fax
Mr. Michael Van Handel
Chief Financial Officer
Manpower, Inc.
5301 North Ironwood Road
Milwaukee, WI 53217

> **RE: Manpower, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 24, 2004**
>
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 1-10686**

Dear Mr. Van Handel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

2005 Annual Report to Shareholders

Management's Discussion and Analysis, page 33

1.   In future filings, delete all references to "Earnings per Share" measures presented on any basis other than that prescribed by U.S. GAAP. We note that you deleted this reference in your Form 10-K for the year ended December 31, 2004, filed on February 23, 2005, based on our review of that filing. Please revise in future filings.

Segment Results, page 38

EMEA, page 39

2.   You state that the operating unit profit for your EMEA segment increased 33.7% due to significant productivity gains, despite competitive pricing pressures and increased selling and administrative expenses. It is difficult to ascertain from the broad definition of "productivity gains," what factors truly contributed to the favorable period over period increase in operating profit. Considering that this segment accounts for a significant portion of your total company revenue, in future filings revise in sufficient detail to clarify the factors that accounted for the material increase in operating unit profit. Please refer to the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Application of Critical Accounting Policies, page 46

3.   We refer to your critical accounting policy that addresses employment-related items. You state that the annual expense associated with several of your qualified and non-qualified pension plans covering permanent employees is recorded in Selling and Administrative expense. It would seem reasonable that costs associated with at least a portion of your permanent employees such as those employed by Jefferson Wells, would be categorized as costs of services since these employees are directly generating revenue for your company. Therefore, it is not clear why all of these costs are included in Selling and Administrative expense. In sufficient detail, please explain.

4.   Further, given that your business model is driven almost exclusively by temporary work and permanent employees, it appears that the underlying critical accounting estimates and assumptions used to determine the costs associated with these employees are material to your results of operations. However, we believe that your disclosure is too general in nature and does not provide the information necessary for an investor with greater insight

into the quality and variability of information regarding your financial condition and operating performance. In future filings, expand to provide additional quantitative as well as qualitative disclosures to address how accurate the estimates or assumptions have been in the past, how much they have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303 of Regulation S-K as well as the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In your response letter, please provide the revised disclosures that you expect to include in your next filing.

Consolidated Balance Sheets, page 57

5.   In future filings, revise to present Goodwill and Intangible Assets as separate line items in the statement of financial position as required by paragraphs 42 and 43 of SFAS No. 142.

Consolidated Statements of Shareholders' Equity, page 59

6.   In future filings, include a reconciliation of shares from the beginning to the end of each period presented as required by Rule 3-04 of Regulation S-X.

Note 1. Revenues and Receivables, page 60

7.   We note that you recognize revenue from outplacement services associated with individuals on a straight-line basis over the average length of time for candidates to find jobs. Please tell us in sufficient detail about how outplacement services are provided to individuals, how accurate your estimates have been historically and your basis for determining this to be the appropriate period for revenue recognition.

8.   You state that revenue for consulting services are recognized upon the performance of the obligation under the consulting service contract. Please tell us in more detail the types of performance obligations that are set forth in service contracts, and how these translate into revenue recognition.

Note 2. Acquisitions of Businesses, page 66

9.   In future filings, disclose the factors you considered in concluding that the RMC tradename had an indefinite life. Per our records, this request was made to you in our letter dated October 27, 2004.

10.   We note that you used an independent third-party valuation expert to assess the fair value
        of the identifiable intangible and intangible assets of Right Management. While you are
        not required to refer to this independent valuation, when you do, you should also disclose
        the name of the expert and include the expert's consent as an exhibit. Revise your future
        filings to either disclose the name of the expert and include their consent, or alternatively,
        delete this reference. If you decide to delete your reference to the independent valuation,
        you should revise the disclosures to describe the method and significant assumptions
        used in the valuation.

Note 6. Goodwill and Other Intangible Assets, page 72

11.   In future filings, include the changes in the carrying amount of goodwill separate from
        the changes in intangible assets subject to amortization and from intangible assets not
        subject to amortization as required by paragraph 45 of SFAS No. 142.

Form 10-Q for the Quarter Ended March 31, 2006

Note 2. Stock Compensation Plans, page 7

12.   In future filings, revise to include the weighted-average grant-date fair value of options
        granted during the year as required by paragraph A240(c)(1) of SFAS No. 123(R).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

Exclusion of Unusual Items, page 21

13.   We do not believe it is appropriate to include the table as presented on page 21 to exclude
        the impact of unusual items from your results of operations. Please delete all references
        to "as adjusted" measures in future filings.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director